EXHIBIT 99.157

High Tide Acquires Leading E-commerce Retailer Smoke Cartel

CALGARY, AB, March 24, 2021 /CNW/ - High Tide Inc. (“High Tide” or the “Company”) (TSXV: HITI) (OTCQB: HITIF) (FRA: 2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that it has completed the acquisition (the “Acquisition”) of Smoke Cartel Inc. (“Smoke Cartel”) (OTCQB: SMKC) and now operates both the largest and second largest e-commerce platforms for consumption accessories in the world1 with a combined total of 33 million site visits in 2020. As a result of the acquisition, High Tide has considerably expanded its footprint in the United States market, and is very enthusiastic about its position to begin online cannabis sales should the United States move forward with federal legalization.

High Tide Inc.- March 24, 2021 (CNW Group/High Tide Inc.)

“The acquisition of Smoke Cartel is part of our strategy to aggressively pursue M&A targets that can be immediately accretive to shareholders. Now that the transaction has closed, High Tide will move quickly to take advantage of Smoke Cartel's proprietary and licensable drop-shipping technology to enhance all our e-commerce businesses and further drive vertical integration across all accessory business lines, while continuing to make progress on our application to list on the Nasdaq,” said Raj Grover, President and Chief Executive Officer of High Tide. “This deal immediately gives High Tide access to Smoke Cartel's 550,000 customers, driving more sales opportunities and increased profit margin,” added Mr. Grover.

The Acquisition was completed pursuant to the terms of the definitive agreement (the “Acquisition Agreement”) previously announced by the Company on January 25, 2021. High Tide acquired all of the issued and outstanding shares of Smoke Cartel (“SC Shares”) for US$8.0 Million, implying an approximate value of US$0.31 per SC Share.

The consideration was comprised of: (i) 9,540,754 common shares of High Tide (the “HT Shares”), having an aggregate value of US$6.0 Million with each HT Share priced at the 10-day volume weighted average price of the HT Shares on the TSX Venture Exchange immediately prior to the closing of the Acquisition (the “Share Consideration”); and (ii) US$2.0 Million in cash (the “Cash Consideration”). As a result of U.S. securities law considerations and negotiations between the parties, certain Smoke Cartel significant shareholders have agreed to allow the Cash Consideration to be allocated first to Smoke Cartel's shareholders generally, who were paid fully in cash, using all or a portion of the Cash Consideration.

Pursuant to the Acquisition Agreement, 25% of the Share Consideration has been placed in escrow for a period of 12 months from Closing.

In connection with the Acquisition, High Tide is excited to announce that Sean Geng, Founder and CTO of Smoke Cartel, has joined the High Tide team as Chief Technology Officer to oversee all IT and e-commerce initiatives for High Tide globally.

The Acquisition is an arm's length transaction pursuant to applicable regulatory policies.

1	As of March 23rd, 2021, based on traffic analytics data provided by SEMrush Inc.”

ABOUT SMOKE CARTEL

Smoke Cartel, Inc. (OTCQB: SMKC) is one of the leading online retailers of glass water pipes, vaporizers, consumption accessories, and hemp derived CBD products. The company provides a marketplace with a wide variety of high-quality products, subscription boxes, reliable customer service, and rapid dependable shipping. Smoke Cartel leverages its proprietary marketplace technology to seamlessly connect brands & vendors with its growing customer base built over the last 7 years. The company's website at www.smokecartel.com offers fast load times and optimizations, making the customer experience quick, seamless, and engaging.

ABOUT HIGH TIDE

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 77 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous consumption accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to the potential effects of the Acquisition on the business of High Tide, including the expectation that the Acquisition will position will position High Tide to begin online cannabis sales in the United States should federal legalization occur in the United States. While High Tide considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements also necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving the retail cannabis markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the retail cannabis industries generally; income tax and regulatory matters; the ability of High Tide to implement its business strategy; competition; currency and interest rate fluctuations; the COVID-19 pandemic nationally and globally and the response of governments to the COVID-19 pandemic in respect of the operation of retail stores and other risks. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Readers are further cautioned that the assumptions used in the preparation of such forward-looking statements (including, but not limited to, the assumption that (i) High Tide's financial condition and development plans do not change as a result of unforeseen events, (ii) there will continue to be a demand, and market opportunity, for High Tide's product offerings; (iii) current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities, although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

SOURCE High Tide Inc.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/March2021/24/c3431.html

%SEDAR: 00045217E

For further information: High Tide Inc., Vahan Ajamian, Vice President, Capital Markets, ir@hightideinc.com, Tel. 1 (403) 770-9435; extension 116; Smoke Cartel, Inc., Jayme Tinti, Investor Relations Coordinator, Tel. (912) 704 - 2939, investors@smokecartel.com

CO: High Tide Inc.

CNW 06:00e 24-MAR-21

3